UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
	(Amendment No. 2)


	Under the Securities Exchange Act of 1934


	National Wireless Holdings Inc.
	(Name of Issuer)

	Common Stock, $.01 par value
	(Title of Class of Securities)

	638560102
	(CUSIP Number)


December 31, 2000
(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b) For Astoria Capital Management & Rick
    [X]  Rule 13d-1(c) For Astoria Capital Partners
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 638560102	SCHEDULE 13G	Page 2 of 9


1	Name of Reporting Person	Astoria Capital Partners, L. P.
	IRS Identification No. of Above Person	94-3160631

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				477,200

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				477,200

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting Person

	477,200

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*      [ ]

11	Percent of Class Represented by Amount in Row 9
	14.3%

12	Type of Reporting Person*

	PN


CUSIP No. 638560102	SCHEDULE 13G	Page 3 of 9


1	Name of Reporting Person	Astoria Capital Management, Inc.
	IRS Identification No. of Above Person	94-3143169

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				477,200

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				477,200

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting Person

	477,200

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*      [ ]

11	Percent of Class Represented by Amount in Row 9

	14.3%

12	Type of Reporting Person*

	IA,CO


CUSIP No. 638560102	SCHEDULE 13G	Page 4 of 9


1	Name of Reporting Person	Richard Warren Koe
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				477,200

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				477,200

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	477,200

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*      [ ]

11	Percent of Class Represented by Amount in Row 9

	14.3%

12	Type of Reporting Person*

	IN



CUSIP No. 638560102	SCHEDULE 13G	Page 5 of 9


Item 1(a).	Name of Issuer.

	National Wireless Holdings Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	249 Royal Pine Way, Suite 301, Palm Beach, FL  33480.

Item 2(a).	Names of Persons Filing.

	Astoria Capital Partners, L. P.
	Astoria Capital Management, Inc.
	Richard W. Koe

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of each of the reporting persons is 6600 SW Ninety-Second Avenue, Suite 370, Portland, OR 97223.

Item 2(c).	Citizenship.

	Astoria Capital Partners, L. P. is a California limited partnership.
	Astoria Capital Management, Inc. is a California Corporation Richard W. Koe is a United States Citizen


Item 2(d).	Title of Class of Securities.

	Common Stock, par value $.01 ("Common Stock")

Item 2(e).	CUSIP Number.

	638560102

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 638560102	SCHEDULE 13G	Page 6 of 9


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E). (with respect to Astoria Capital Management, Inc.
only)

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box [X]

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two
(2), three (3) and four(4) of this Schedule 13G, which Items are incorporated by reference herein.

The 477,200 shares of Common Stock is held directly by Astoria Capital Partners, L.P., in investment limited partnership, whose general partners are Richard W. Koe and Astoria Capital Management, Inc. Richard W. Koe is Astoria Capital Management, Inc.'s president and sole shareholder. The filing of this schedule shall not be construed as an admission by Astoria Capital Management, Inc. or Richard W. Koe that it or he is a beneficial owner of any securities of the issuer held by Astoria Capital Partners, L.P.


CUSIP No. 638560102	SCHEDULE 13G	Page 7 of 9


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent Holding
Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above on page two (2), three (3), four (4) and six (6) of his Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No. 638560102	SCHEDULE 13G	Page 8 of 9


Signature

	After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:	April 6, 2001

	ASTORIA CAPITAL PARTNERS, L.P.



	/s/ Richard W. Koe
	________________________
	By:  Richard W. Koe
	its: General Partner

	ASTORIA CAPITAL MANAGEMENT, INC



	/s/ Richard W. Koe
	________________________
	By:  Richard W. Koe
	its: President

	RICHARD WARREN KOE



	/s/ Richard W. Koe
	________________________
	By:  Richard W. Koe




CUSIP No. 096434105	SCHEDULE 13D	Page 9 of 9


Exhibit A

Agreement Regarding Joint Filing of Statement on Schedule 13D or
13G

	The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of National Wireless Holdings Inc. For that purpose, the undersigned hereby constitute and appoint Richard W.
Koe as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.


DATED:  March 6, 2001
ASTORIA CAPITAL PARTNERS, L.P.
By its general partner ACM

/s/ Richard W. Koe
By: Richard W. Koe
Its: General Partner

ASTORIA CAPITAL MANAGEMENT, INC.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President

RICHARD W. KOE

/s/ Richard W. Koe